

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2010

<u>Via U.S. Mail and Facsimile to 469-519-0281</u>

Jason Burgess
Chief Executive Officer
Yellow7, Inc.
Hardwicke Lane
Little Elm, TX 75068

>　　**Re:　Yellow7, Inc.**
>　　　　**Registration Statement on Form S-1**
>　　　　**Filed November 12, 2010**
>　　　　**File No. 333-170578**

Dear Mr. Burgess:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.　　We note that you are registering for resale all of your outstanding securities other than those held by your Chief Executive Officer and Chief Operating Officer. Based on the significant number of shares being registered compared to the number of shares held by non-affiliates, it appears you may be conducting an indirect primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, please fix the offering price for the duration of the offering and identify the selling security holders as underwriters.

　　If you disagree, provide us with a detailed analysis as to why the offering by the selling security holders should be considered a secondary offering. Your analysis should include, but not be limited to, explaining the relationship between the company and selling security holder, any relationships among the selling shareholders, the manner in which each selling security holder received the shares, how long they have held the shares, and the dollar value of the shares being registered in relation to the proceeds you received from the selling shareholders for the shares. Please also identify if any of the selling security holders is in the business of buying and selling securities or confirm that this is not the case.

2.   Please update your financial statements and other financial information in the filing to include the interim period ended September 30, 2010 in accordance with Rule 8-08 of Regulation S-X.

Propsectus Cover Page

3.   Because the company is conducting a best efforts, no minimum offering, please revise the cover page and the Management's Discussion and Analysis section to show the gross proceeds to the company before expenses based on 10%, 50%, and 100% of the shares being sold.

4.   You disclose that your self-underwritten, best efforts offering will be conducted through your officers and directors. Please identify them, state no commission or other remuneration will be paid to them, and explain that the officers and directors will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities and Exchange Act of 1934. Also, remove the Underwriting discounts and commissions column to the table.

5.   Please provide information regarding the offering on behalf of the selling stockholders including the offering price and manner of distribution. Also clarify whether the offering by the selling shareholders will also end 180 days from the effective date of the prospectus and disclose that you will receive no proceeds from the sale of shares by the selling shareholders.

6.   Also, revise:

- To state there is no market for our securities and a public market may never develop, or, if any market does develop, it may not be sustained;
- To state that, after the effective date of the registration statement relating to this prospectus, you hope to have a market maker file an application with FINRA for your Common Stock to be eligible for trading on the Over-the-Counter Bulletin Board; and
- To state that you do not yet have a market maker who has agreed to file such an application and there can be no assurance that your common stock will be quoted on a stock exchange or a quotation service or that any market for our stock will develop.

7.   Please correct your page references to the Plan of Distribution and Risk Factors sections.

Prospectus Summary, page 6

8.   Disclose whether your officers, directors, the company, and any promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe that the company is a blank check company because you have no plans or intentions to engage in a merger or business combination with an unidentified company, entity, or person. We note similar disclosure in the fourth paragraph on page 15; however, please update page 15 and the Prospectus Summary in accordance with this comment.

9.   We note from page 15 that you have two officers and directors and three other employees. Please reference these facts and your limited size in the Prospectus Summary section.

Our Financial Situation, page 4

10.   You disclose that you have enjoyed profitable operations. To provide context, please disclose your revenues and net income (loss) for the last two fiscal years and most recent interim period.

Financial Data Summary, page 6

11.   Revise the table of statements of operations data to include results of operations for the years ended December 31, 2009 and 2008 to provide information about the trends in your results of operations.

Risk Factors, page 7

12.   Please expand your risk factors to address your lack of an operating history and external credit facility.

We are seeking additional financing to expand our product development…, page 7

13.   Please revise to quantify how much additional capital you will need in the next 12 months to grow your core competencies.

Our success is dependent on our officers and directors to properly manage the Company…, page 7

14.   Please revise to state that you only have two officers and directors and name them specifically.

As a result of becoming a reporting company…, page 7

15.   Revise to quantify your yearly expenses for meeting your reporting obligations.

Changing and unpredictable market conditions may impact…, page 7

16.   The disclosure under this risk factor is too general and vague. We note you operations
        are near Dallas, Texas. Revise to present more relevant and useful disclosure regarding
        your market, the demand for your services and products, and competitors.

While Yellow7, Inc. expects to apply for listing on the OTC bulletin board…, page 8

17.   Please note that the OTC Bulletin Board is not an exchange, securities are not listed on
        this trading system, there are no listing standards and there is no relationship between the
        issuer of securities and the OTC Bulletin Board. Revise your disclosure to be consistent
        with these facts. Also revise to state that, for your securities to be quoted on the OTC
        Bulletin Board, you must contact an authorized OTC Bulletin Board market-maker for
        sponsorship of your securities on the OTC Bulletin Board and you may never receive
        such sponsorship. Disclose that stocks traded over this quotation system are usually
        thinly traded, highly volatile and not followed by analysts.

Use of Proceeds, page 12

18.   Please revise to estimate the legal and accounting fees for this offering as well as the
        expenses of meeting your reporting obligations. Also, revise to show more specifically
        how you intend to use your proceeds. For instance, the Marketing and Advertising
        platform development expenses category is too general. We note you discuss several
        services on pages 16 to 19. Explain how you will use the proceeds to further these and
        other services. As another example, it is not clear why office, stationery, telephone and
        Internet expenses would increase linearly. Please revise.

Dilution, page 10

19.   Revise to present the disclosure required by Item 506 of Regulation S-K.

Selling Security Holders, page 11

20.   Please clarify whether any security holder has, or has had within the past three years, any
        position, office, or other material relationship with the registrant or any of its
        predecessors or affiliates. Further, disclose how the selling security holders received
        their shares.

21.   For each selling security holder, add columns to the table on page 12 to show the amount to be offered and the amount (including percentage) of the class to be owned by such security holder after the offering.

Description of Our Business, page 15

22.   We note you make several factual statements in this section such as the number of Internet users at the bottom of page 15, amount of online advertising spending on page 16, and the accolades you have received in the middle of page 18. Revise to provide your sources. Also, please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support.

23.   Please refer to Items 101(h)(iv), (vi), and (ix) of Regulation S-K and provide a robust discussion of your competition, any dependence on one or a few major customers, and the impact of governmental regulations.

Internet Properties, page 18

24.   We note the list of client companies. Please confirm that this list is a representative sample of your clients and not just a list of the most well-known clients. Also disclose whether any of the clients represented more than 10% of your revenues in the last fiscal year or most recent interim period. To provide further context, also disclose the total amount of revenues generated by all the clients listed in the last fiscal year and most recent interim period.

Management's Discussion and Analysis, page 20

25.   We also note you have not provided all of the disclosure required in a Management's Discussion and Analysis of Financial Condition and Results of Operation under Item 303 of Regulation S-K such as the periods required under Instruction 1 to Item 303(a) of Regulation S-K and a discussion of your liquidity and capital resources. Revise provide all the information required by Item 303 of Regulation S-K. After reviewing your amendment, we may have further comments.

Executive Compensation, page 21

26.   It appears you have included Managing Member distributions as compensation to Jason and Jon Burgess. Please explain these distributions and how they were determined. Further, complete the Total column for the Summary Compensation Table. Lastly, please explain why you believe that your officers will continue to receive this compensation, as you disclose under "Compensation Policy" on page 22.

Directors, Executive Officers, Promoters and Control Persons, page 22

27.	Please refer to Item 401(e) of Regulation S-K and revise to disclose Jason and Jon Burgess's principal occupations and employment during the past five years. In this regard, there are no dates for your current disclosure. Further, disclose the name and principal business of any corporation or other organization in which such occupations and employment were carried on. In this regard, you only state Jason Burgess worked for a major telecommunications company and Jon Burgess worked with various high-profile advertising and PR firms. In addition, for each director briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

28.	Please disclose any family relationship between Jason and Jon Burgess. Refer to Item 401(d) of Regulation S-K.

Certain Relationships and Related Transactions, page 24

29.	Based on Note 4 on page F-10, we note you have lease payments to Jason or Jon Burgess. Please update this section per Item 404 of Regulation S-K.

Recent Sales of Unregistered Securities, page 26

30.	Revise to provide the information required by Item 701 of Regulation S-K for the past three years.

Financial Statements

Statement of Operations, page F-4

31.	We note you disclose in Note 5 that you changed your equity structure from a limited liability company to a corporation. Please revise your financial statements to present pro forma tax and earnings per share data on the face of your financial statements for your most recent fiscal year and the latest interim period presented. Further, although not required, we encourage you to also provide this information for all periods presented. Also revise your Financial Data Summary on page 6 accordingly.

Note 1 – Summary of Significant Accounting Policies

Revenue recognition – page F-7

32.	We note that on page 4 you disclose that your services include website design, development, maintenance services, search engine optimization, paid search marketing, social media advertising, branding, email marketing, banner/rich media advertising, media planning/buying, video, web application development, mobile design/development, mobile application development, ecommerce and other related services. You should revise and expand your revenue recognition policy to discuss your accounting policy for each significant source of revenue.

Furniture and Equipment, page F-7

33.   We note that you account for Leasehold improvements over a 5 year period. Leasehold improvements should be amortized over the shorter of the lease term or the useful life. We also note that your lease expires in 2011. Tell us how using the short of the terms would affect your accounting. Discuss the likelihood of renewals, if any in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director